Filed Pursuant to Rule 433
Registration No.: 333-134553

15YR NC 1YR Lehman Steepener

Final Terms and Conditions

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.

Ratings:	Moody’s A1/ S&P A+/ Fitch A+

Issue Size:	$13,000,000

Issue Price:	100.0%

Redemption Price:	100.0%

CUSIP:	52517PW98

Trade Date	March 29, 2007

Settlement Date:	April 25, 2007

Maturity Date:	April 25, 2022, subject to Optional Redemption

Interest Rate:	From and including the Settlement Date to but excluding April 25, 2008: 10.0%

From and including April 25, 2008, to but excluding the Maturity Date:

50 * (30yr CMS Rate – 10yr CMS Rate), subject to a minimum of 0%

Day Count Basis:	30/360

Interest Payment Dates:	Quarterly on the 25th of January, April, July and October commencing July 25, 2007, subject to Optional Redemption

Interest Reset Dates:

Quarterly on the 25th of January, April, July and October commencing April 25, 2008, for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date

Interest Determination Dates:	Two Business Days prior to the related Interest Reset Date

30yr CMS Rate

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Interest Determination Date.

10yr CMS Rate

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Interest Determination Date.

If the 30yr CMS Rate or the 10yr CMS Rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the prospectus supplement dated May 30, 2006.

Business Days:	New York and London

Optional Redemption:

The Issuer has the right on every Interest Payment Date commencing on or after April 25, 2008, provided that the Issuer gives 5 Business Days notice to the investor, to call the Notes at the Redemption Price. All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the Note by the Issuer.

Business Day Convention:	Modified following, unadjusted

Denominations:	$1,000 / $1,000

Calculation Agent:	Lehman Brothers Special Financing Inc.

Underwriter:	Lehman Brothers Inc.

Key Risks:

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  You should read the risks summarized below in conjunction with, and the risks summarized below are qualified by reference to, the risks described in “Risk Factors” in Lehman Brothers Holdings Inc.’s prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.  You should reach an investment decision only after you and your advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances.

Limitations on returns on the notes — The interest payable on the Notes is uncertain, and movements in U.S. dollar swap rates will affect whether or not and the extent to which you will receive interest on the notes in any Interest Period, from and including April 25, 2008, to but excluding the Maturity Date.  There is a risk that the difference of the 30yr CMS Rate minus the 10yr CMS Rate, determined on any Interest Determination Date, may be less than zero, in which event no interest will be payable on the notes on the related Interest Payment Date.  Fluctuations in the 30yr CMS Rate and the 10yr CMS Rate may make the value of the notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated.

Principal protection only if you hold the Notes to maturity — The trading value of the notes will be affected by factors that interrelate in complex ways, including the level and direction of interest rates, the anticipated level and potential volatility of the 30yr CMS Rate and the 10yr CMS Rate, the method of calculating the 30yr CMS Rate and the 10yr CMS Rate, the time remaining to the maturity of the notes, the right of Lehman Brothers Holdings Inc. to redeem all of the Notes from time to time and the availability of comparable instruments.  In particular, to the extent that the spread between the 30yr CMS Rate and the 10yr CMS Rate becomes less than zero, or the market perceives that the risk of this occurring increases, the trading price of the notes may be adversely affected.  Although the notes are principal-protected if held to maturity, if you sell this or any fixed income security prior to maturity, you may receive a dollar price less than 100% of the applicable principal amount of notes sold.

We may choose to redeem the Notes — Your notes are redeemable at the option of Lehman Brothers Holdings Inc. on every Interest Payment Date on or after April 25, 2008.  If the notes are redeemed, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the Interest Rate on the notes.  Lehman Brothers Holdings Inc.’s redemption right may adversely impact your ability to sell your notes, and/or the price at which you could sell your Notes, as April 25, 2008 approaches. You should consult your own financial and legal advisors as to the risks of an investment in redeemable notes.

The market for the notes may be illiquid — The notes will not be listed on any securities exchange, and as a result, there may be little or no secondary market for the notes.  Lehman Brothers Inc. may make a market in the notes, but is not obligated to do so, and may discontinue any market-making at any time without notice, in its sole discretion.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily, and if at any time Lehman Brothers Inc. were to cease acting as a market-maker, it is likely that there would be no secondary market for the Notes.

Potential conflicts of interest — Lehman Brothers Special Financing Inc. and other affiliates of Lehman Brothers Holdings Inc. play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and hedging Lehman Brothers Holdings Inc.’s obligations under the notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of Lehman Brothers Holdings Inc. are potentially adverse to your interests as an investor in the notes.  In addition, Lehman Brothers Holdings Inc. and its affiliates are active participants in the U.S. dollar swap rate market as dealers, proprietary traders and agents for its customers, and therefore at any given time, we may be a party to one or more transactions related to the 30yr CMS Rate or the 10yr CMS Rate.  Any of these activities may adversely affect the spread between the 30yr CMS Rate and the 10yr CMS Rate.

Commissions and hedging costs — The original issue price of the notes includes the underwriting commissions and fees and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you will be able to sell the notes in secondary market transactions, if at all, will likely be lower than the original issue price.

Information about historical values may not be indicative of future values — Included below is information about historical levels of the 30yr CMS Rate and the 10yr CMS Rate.  The historical levels have been furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in the 30yr CMS Rate or the 10yr CMS Rate that may occur in the future.  Fluctuations in the 30yr CMS Rate or the 10yr CMS Rate may make the value of the notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated.

Changes in the value of the 30yr CMS and 10yr CMS Rates could result in a substantial loss to you — The existence, magnitude and longevity of the risks associated with the notes depend on factors over which we have no control and that cannot readily be foreseen.  These risks include economic events and market expectations, political, legislative, accounting, tax and other regulatory events, and financial events.  The 30yr CMS Rate and the 10yr CMS Rate can be highly volatile.  Such volatility may be expected in the future.  Fluctuations in historical levels of the 30yr CMS Rate and the 10yr CMS Rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the notes.

You must rely on your own evaluation of the merits of an investment linked to the 30yr CMS and 10yr CMS Rates — In the ordinary course of their businesses, Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their respective affiliates may from time to time express views on expected movements in the levels of the 30yr CMS Rate and the 10yr CMS Rate.  These views are sometimes communicated to clients who are active participants in the U.S. dollar swap rate market. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change.  In connection with your purchase of the notes, you should investigate the U.S. dollar swap rate market and not rely on views which may be expressed by Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their respective affiliates in the ordinary course of their businesses with respect to future swap rate or other interest rate movements.

United States Federal Income Tax Treatment:

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I.

Historical Levels of the 30yr CMS Rate and 10yr CMS Rate

The following shows the 30yr CMS Rate and the 10yr CMS Rate in effect on the Trade Date and on the hypothetical Interest Reset Dates listed below. The historical experience of the 30yr CMS Rate and 10yr CMS Rate should not be taken as an indication of the future performance of the 30yr CMS Rate and 10yr CMS Rate during the term of the Notes.  Fluctuations in the level of the 30yr CMS Rate and 10yr CMS Rate make the Notes’ effective interest rate after April 25, 2008, difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate - 10yr CMS Rate (in %)
3/29/2007	5.383	5.163	0.220
1/25/2007	5.479	5.354	0.125
10/25/2006	5.468	5.336	0.132
7/25/2006	5.728	5.643	0.085
4/25/2006	5.725	5.584	0.141
1/25/2006	5.133	4.99	0.143
10/25/2005	5.213	4.998	0.215
7/25/2005	4.947	4.689	0.258
4/25/2005	5.031	4.691	0.34
1/25/2005	5.055	4.567	0.488
10/25/2004	5.089	4.393	0.696
7/26/2004	5.575	4.965	0.61
4/26/2004	5.544	4.887	0.657
1/26/2004	5.308	4.522	0.786
10/27/2003	5.426	4.681	0.745
7/25/2003	5.421	4.596	0.825
4/25/2003	5.078	4.256	0.822
1/27/2003	5.257	4.414	0.843
10/25/2002	5.499	4.69	0.809
7/25/2002	5.796	5.008	0.788
4/25/2002	6.128	5.672	0.456
1/25/2002	6.141	5.785	0.356
10/25/2001	5.789	5.188	0.601
7/25/2001	6.328	5.989	0.339
4/25/2001	6.534	6.108	0.426
1/25/2001	6.41	6.155	0.255
10/25/2000	6.853	6.786	0.067
7/25/2000	7.18	7.237	-0.057
4/25/2000	7.291	7.308	-0.017
1/25/2000	7.484	7.406	0.078
10/25/1999	7.262	7.107	0.155
7/26/1999	6.984	6.857	0.127
4/26/1999	6.232	5.968	0.264
1/25/1999	5.801	5.452	0.349
10/26/1998	5.92	5.512	0.408
7/27/1998	6.143	6.023	0.12
4/27/1998	6.442	6.28	0.162
1/26/1998	6.281	6.099	0.182
10/27/1997	6.617	6.408	0.209
7/25/1997	6.784	6.572	0.212
4/25/1997	7.47	7.295	0.175
1/27/1997	7.267	7.004	0.263
10/25/1996	7.167	6.863	0.304
7/25/1996	7.425	7.229	0.196
4/25/1996	7.235	6.992	0.243
1/25/1996	6.493	6.081	0.412
10/25/1995	6.734	6.388	0.346
7/25/1995	7.278	6.81	0.468
4/25/1995	7.786	7.384	0.402
1/25/1995	8.376	8.209	0.167

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate – 10yr CMS Rate (in %)
10/25/1994	8.604	8.248	0.356
7/25/1994	8.108	7.622	0.486
4/25/1994	7.722	7.267	0.455
1/25/1994	6.987	6.012	0.975
10/25/1993	6.71	5.82	0.89
7/26/1993	7.343	6.252	1.091
4/26/1993	7.711	6.29	1.421
1/25/1993	7.568	6.817	0.751
10/26/1992	8.083	7.25	0.833
7/27/1992	7.893	7.041	0.852